CONVERTIBLE PROMISSORY NOTE
$1,050,000 PLUS INTEREST DUE & PAYABLE
DOCUMENT A-02242011

THIS NOTE AND THE SHARES ISSUABLE UPON CONVERSION OF THIS NOTE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THIS NOTE AND THE SHARES ISSUABLE UPON CONVERSION OF THIS NOTE MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT OR APPLICABLE EXEMPTION OR SAFE HARBOR PROVISION.

FOR VALUE RECEIVED, on the Effective Date, as defined below on the signature page, Revolutions Medical Corporation as Obligor ("Borrower,” or “Obligor”), hereby promises to pay to the Lender (“Lender” or “ Holder”), as defined below on the signature page, the Principal Sum, as defined below, along with the Interest Rate, as defined below, according to the terms herein.

The "Lender" shall be:	JMJ Financial / Its Principal, or Its Assignees

The "Principal Sum" shall be:	$1,050,000 (one million fifty-thousand US Dollars) Subject to the following: accrued, unpaid interest shall be added to the Principal Sum.

The “Consideration” shall be:	$1,050,000 (one million fifty-thousand US Dollars) in the form of cash payment by wire or check as set forth in the attached funding schedule.

The "Interest Rate" shall be:
8% one-time interest charge on the Principal Sum. No interest or principal payments are required until the Maturity Date, but both principal and interest may be included in conversion prior to maturity date.

The "Conversion Price" shall be the following price:
As applied to the Conversion Formula set forth in 2.2, 70% (seventy percent) of the average of the three lowest closing prices in the 20 trading days previous to the conversion; as applies to Revolutions Medical Corporation voting common stock.

The "Maturity Date" is the date upon which the Principal Sum of this Note, as well as any unpaid interest shall be due and payable, and that date shall be:	February 24, 2014

Registration Rights shall be:	Registration of the common shares underlying this note which this note is convertible into is mandatory, as set forth in the corresponding Registration Rights Agreement.

The “Prepayment Terms” shall be:	Prepayment is not permitted.

ARTICLE 1 PAYMENT-RELATED PROVISIONS

1.1 Interest Rate. Subject to the Holder's right to convert, interest payable on this Note will accrue interest at the Interest Rate and shall be applied to the Principal Sum.

ARTICLE 2 CONVERSION RIGHTS

The Holder will have the right to convert the Principal Sum and accrued interest under this Note into Shares of the Borrower's Common Stock as set forth below.

2.1 Conversion Rights and Cashless Exercise. Subject to the terms set forth in Section 2.7, the Holder will have the right at its election from and after the Effective Date, and then at any time, to convert all or part of the outstanding and unpaid Principal Sum and accrued interest into shares of fully paid and nonassessable shares of common stock of Revolutions Medical Corporation (as such stock exists on the date of issuance of this Note, or any shares of capital stock of Revolutions Medical Corporation into which such stock is hereafter changed or reclassified, the "Common Stock") as per the Conversion Formula set forth in Section 2.2. Any such conversion shall be cashless, and shall not require further payment from Holder. Unless otherwise agreed in writing by both the Borrower and the Holder, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the common stock outstanding of Revolutions Medical Corporation Shares from any such conversion will be delivered to Holder by 2:30pm EST within 2 (two) full business days of conversion notice delivery (see 3.1) by “DWAC/FAST” electronic transfer (see “Share Delivery” attachment).

2.2. Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

# Shares = Conversion Amount
       Conversion Price

2.3. This section 2.3 intentionally left blank.

2.4. This section 2.4 intentionally left blank.

2.5 Reservation of Shares. As of the issuance date of this Note and for the remaining period during which the conversion right exists, the Borrower will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of this Note. The Borrower represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Borrower agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agents who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of this Note.

2.6. Delivery of Conversion Shares. Shares from any such conversion will be delivered to Holder by 2:30pm EST within 2 (two) full business days of conversion notice delivery (see 3.1) by “DWAC/FAST” electronic transfer (see “Share Delivery” attachment). If those shares are not delivered in accordance with this timeframe stated in this Section 2.6, at any time for any reason prior to offering those shares for sale in a private transaction or in the public market through its broker, Holder may rescind that particular conversion to have the conversion amount returned to the note balance with the conversion shares returned to the Borrower. The Company will use its commercially reasonable best efforts to deliver shares to Holder same day / next day.

2.7. This section 2.7 intentionally left blank.

ARTICLE 3 MISCELLANEOUS

3.1. Notices. Any notice required or permitted hereunder must be in writing and either personally served, sent by facsimile or email transmission, or sent by overnight courier. Notices will be deemed effectively delivered at the time of transmission if by facsimile or email, and if by overnight courier the business day after such notice is deposited with the courier service for delivery.

3.2. Amendment Provision. The term "Note" and all reference thereto, as used throughout this instrument, means this instrument as originally executed, or if later amended or supplemented, then as so amended or supplemented.

3.3. Assignability. This Note will be binding upon the Borrower and its successors and permitted assigns, and will inure to the benefit of the Holder and its successors and permitted assigns, and may be assigned by the Holder.

3.4. Governing Law. This Note will be governed by, and construed and enforced in accordance, with the laws of the State of Florida, without regard to the conflict of laws principles thereof. Any action brought by either party against the other concerning the transactions contemplated by this Agreement shall be brought only in the state courts of Florida or in the federal courts located in Miami-Dade County, in the State of Florida. Both parties and the individuals signing this Agreement agree to submit to the jurisdiction of such courts.

3.5. Maximum Payments. Nothing contained herein may be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum will be credited against amounts owed by the Borrower to the Holder and thus refunded to the Borrower.

3.6. Attorney Fees. In the event any attorney is employed by either party to this Note with regard to any legal or equitable action, arbitration or other proceeding brought by such party for the enforcement of this Note or because of an alleged dispute, breach, default or misrepresentation in connection with any of the provisions of this Note, the prevailing party in such proceeding will be entitled to recover from the other party reasonable attorneys' fees and other costs and expenses incurred, in addition to any other relief to which the prevailing party may be entitled.

3.7. No Public Announcement. Except as required by securities law, no public announcement may be made regarding this Note, payments, or conversions without written permission by both Borrower and Holder.

3.8. Opinion of Counsel. In the event that an opinion of counsel is needed for any matter related to this Note, Holder has the right to have any such opinion provided by its counsel. Holder also has the right to have any such opinion provided by Borrower’s counsel.

3.9. Director’s Resolution. Once effective, Borrower will execute and deliver to Holder a copy of a Board of Director’s resolution resolving that this note is validly issued, paid, and effective.

3.10. No Shorting. Holder represents and agrees, as applicable,( i) Holder has not prior to the date hereof, entered into or effected any Short Sales and (ii) so long as any notes from Borrower to Holder remain outstanding, Holder will not enter into or effect any Short Sales. Borrower acknowledges and agrees that upon submission of conversion notice as set forth in Section 3.1 ( up to the amount of cash paid in under the Notes), Holder immediately owns the common shares described in the conversion notice and any sale of those shares issuable under such conversion notice would not be considered Short Sales. For purposes herein, "Short Sales" shall mean entering into any short sale or other hedging transaction which establishes a net short position with respect to the Borrower.

BORROWER[S]:

/s/ Rondald Wheet
Rondald Wheet
Chairman & CEO
Revolutions Medical Corporation

LENDER/HOLDER:

/s/ JMJ Financial
JMJ Financial / Its Principal

FUNDING SCHEDULE

▪	$190,000 paid to Borrower, and $20,000 paid to Lucosky Brookman, LLP for legal fees related to the S-1 registration, within 3 business days of execution and closing of this agreement.

▪	$90,000 paid to Borrower within 3 business days of filing an S-1 registration statement, and that registration statement must be filed no later than 10 days from the filing date of the FY 2010 10-K.

▪
$250,000 paid to Borrower within 3 business days of notice of effective registration statement, and that registration statement must be effective no later than 120 days from the execution of this agreement.

▪	$250,000 paid to Borrower within 90 days of notice of effective registration statement.

▪	$250,000 paid to Borrower within 140 days of notice of effective registration statement.

Conditions to Funding Each Payment:

▪
At the time of each payment interval, the Conversion Price calculation on Borrower’s common stock must yield a Conversion Price equal to or greater than $0.105 per share (based on the Conversion Price calculation, regardless of whether a conversion is actually completed or not).

▪
At the time of each payment interval, there must be an adequate number of shares remaining in the registration statement to cover any unconverted amounts previously paid in, as well as the payment being contemplated (based on the current Conversion Price calculation).

▪	Trading Volume.

o
At the time of each payment interval, the total dollar trading volume of Borrower’s common stock for the previous 23 trading days must be equal to or greater than $500,000 (five hundred thousand). The total dollar volume will be calculated by removing the three highest dollar volume days and summing the dollar volume for the remaining 20 trading days. This requirement will not apply to the first two payments of $190,000 and $90,000, but will apply to the last three payments of $250,000. If this $500,000 minimum requirement is not met, then Holder may elect not to make this payment.

o
If at the time of the contemplated payment the dollar trading volume, as calculated above, is greater than $500,000 but less than $750,000, then the payment amount will be adjusted using the following formula. This requirement will not apply to the first two payments of $190,000 and $90,000, but will apply to the last three payments of $250,000.

Adjusted Payment Amount = (.75) x (Dollar volume/$750,000) x ($250,000)

▪	At the time of each payment interval, there shall not exist an event of default as described within any of the agreements between Borrower and Holder.

Additional Default Provisions

Default. In the event that (i) the Borrower shall fail to pay any principal under this Note when due and payable (or payable by conversion) hereunder; or (ii) the Borrower shall fail to pay any interest or any other amount under this Note when due and payable (or payable by conversion) hereunder; or (iii) a receiver, trustee or other similar official shall be appointed over the Borrower or a material part of its assets and such appointment shall remain uncontested for twenty (20) days or shall not be dismissed or discharged within sixty (60) days; or (iv) the Borrower shall become insolvent or generally fails to pay, or admits in writing its inability to pay, its debts as they become due, subject to applicable grace periods, if any, provided however, that any going concern opinion from the Company’s auditor shall not be deemed an event of default under this provision; or (v) the Borrower shall make a general assignment for the benefit of creditors; or (vi) the Borrower shall file a petition for relief under any bankruptcy, insolvency or similar law (domestic or foreign); or (vii) an involuntary proceeding shall be commenced or filed against the Borrower and such proceeding is not be discharged within 60 days; or (viii) the Borrower shall lose its ability to electronically transfer shares by “DWAC/FAST” transfer for a period of greater than 10 days; or (ix) the Borrower shall lose its status as “DTC Eligible”; or the borrower’s shareholders shall lose the ability to deposit (either electronically or by physical certificates, or otherwise) shares into the DTC System; or (x) the Borrower shall become late or delinquent in its filing requirements as a fully-reporting issuer registered with the Securities & Exchange Commission, provided however, that any extension filed shall not be deemed an event of default under this provision; (each event specified in clauses (i) through (x) above, an “Event of Default”); then, in the case of any of the events specified in clauses (i) through (x) above, the outstanding principal amount under this Note, together with accrued and unpaid interest thereon, and all other amounts payable by Borrower under this Note, shall become immediately due and payable without any action on the part of the Lender. Borrower waives demand, presentment, protest, notice of protest, dishonor, notice of dishonor or any other notice of any kind.

BORROWER[S]:

/s/ Rondald Wheet
Rondald Wheet
Chairman & CEO
Revolutions Medical Corporation

LENDER/HOLDER:

/s/ JMJ Financial
JMJ Financial / Its Principal